 Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northgate Minerals Renews Base Shelf Prospectus

     TORONTO, July 2 /CNW/ - Further to its news release of June 11, 2010,
Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) has filed a final short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding amendment to its shelf registration statement in the United States.
     The final shelf prospectus will allow Northgate to make offerings of debt securities, common shares, warrants to purchase common shares and warrants to purchase debt securities, share purchase contracts, share purchase or equity units, subscription receipts, preference shares and units (all of the foregoing, collectively, the "Securities") or any combination thereof up to an aggregate offering size of Cdn$250,000,000 over a 25-month period. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement. The net proceeds from the sale of the Securities will be used to fund capital expenditures, development and construction expenditures, exploration activities, potential future acquisitions and for general corporate purposes.
     The shelf registration statement relating to these Securities has been filed with the United States Securities and Exchange Commission but has not
yet become effective. These Securities may not be sold nor may offers to buy be accepted prior to the time the shelf registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these
Securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.
     A copy of the base shelf prospectus, or the shelf registration statement, including the related prospectus, may be obtained from Keren Yun, Director of
Investor Relations, at Northgate's address at 110 Yonge Street, Suite 1601,
Toronto, Ontario, M5C 1T4, Canada.

     Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and
Australia.

     %CIK: 0000072931

     /For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: 416-363-1701 ext. 233, Email: ngx(at)northgateminerals.com/
     (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 17:31e 02-JUL-10